Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Goal Beyond Limited	Samoa
Star Leader Trading Limited	Hong Kong
Bohong Technology Jiangsu Co., Ltd.	PRC
YMA Corporation	Taiwan
Time Yield Limited	Samoa
STAR LEADER TRADING PRIVATE LIMITED	Singapore
PREMIUM QUEST INTERNATIONAL LIMITED	British Virgin Islands
Litzmo B.V.	Netherlands
Dongguan Changrong New Material Technology Co., Ltd	PRC